Mail Stop 4561

July 31, 2007

Mr. Terry Stevens
Chief Financial Officer
Highwoods Properties, Inc.
3100 Smoketree Court, Suite 600
Raleigh, NC 27604

>   **Re: Highwoods Properties, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2006**
>   **File No. 1-13100**

Dear Mr. Stevens:

   We have completed our review of the above referenced filing and have no further comments at this time.

                    Sincerely,

                    Kevin Woody
                    Branch Chief